UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                  to
Commission File No. 001-16831

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
INGERSOLL-RAND RETIREMENT SAVINGS PLAN FOR
PARTICIPATING AFFILIATES IN PUERTO RICO
(Full title of the plan)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
INGERSOLL-RAND PLC
170/175 Lakeview Drive
Airside Business Park
Swords, Co. Dublin
Ireland

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
The Participants and Administrator of the
Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Davidson, North Carolina
We have audited the accompanying statements of net assets available for benefits of the Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based upon our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included a consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements of the Plan, referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Cherry, Bekaert & Holland, L.L.P.
Charlotte, North Carolina
June 26, 2012

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010
Assets
Plan's interest in Savings Plan Master Trust (Note 4), at fair value	$16,529,946	$17,874,049
Receivables
Notes receivable from participants	956,305	1,090,605
Contributions receivable from participants	11,944	25,565
Contributions receivable from employer	10,298	21,242
Total receivables	978,547	1,137,412
Net assets available for benefits	$17,508,493	$19,011,461
The accompanying notes are an integral part of these financial statements.

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2011 and 2010

	2011	2010
Additions (reductions) to net assets attributed to:
Interest income on notes receivable from participants	$41,406	$56,124
Plan's interest in investment (loss) income of the Savings Plan Master Trust (Note 4)	(1,584,097)	2,089,631
Contributions
Employer	663,035	638,229
Participants	766,730	754,285
Total (reductions) additions	(112,926)	3,538,269
Deductions from net assets attributed to:
Benefits paid to participants	1,382,542	2,465,994
Administrative expenses	7,500	7,754
Total deductions	1,390,042	2,473,748
Net (decrease) increase in net assets	(1,502,968)	1,064,521
Net assets available for benefits
Beginning of year	19,011,461	17,946,940
End of year	$17,508,493	$19,011,461
The accompanying notes are an integral part of these financial statements.

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2011 and 2010

1	Description of the Plan
The following brief description of the Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico, formerly known as the Thermo King de Puerto Rico, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all full-time regular employees of Thermo King de Puerto Rico Inc. and participating affiliates (collectively referred to as the "Company") who work and reside in Puerto Rico. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The ultimate parent of the Company is Ingersoll-Rand plc. On July 1, 2009, Ingersoll-Rand Company Limited (“IR-Limited”), a Bermuda company, completed a reorganization to change the jurisdiction of incorporation of the parent company of Ingersoll Rand Company from Bermuda to Ireland. As a result, Ingersoll-Rand plc (“IR-plc”) replaced IR-Limited as the ultimate parent company effective July 1, 2009. As a result of the reorganization, IR-Limited became a wholly-owned subsidiary of IR-plc and the Class A common shares of IR-Limited became ordinary shares of IR-plc. Shares of IR-plc continue to trade on the New York Stock Exchange under the symbol “IR”, the same symbol under which the Ingersoll-Rand Company Limited Class A common shares previously traded.
Fidelity Management Trust Company (“Fidelity”) is the Plan’s recordkeeper and custodian. Banco Popular de Puerto Rico (“BPPR”) serves as trustee for the Plan. The Plan’s assets are part of the Ingersoll-Rand Company Savings Plan Master Trust (“Savings Plan Master Trust”) maintained by Fidelity.
The Ingersoll-Rand Company Benefits Administration Committee (the “Committee”) administers the Plan and is responsible for carrying out the provisions thereof. The Ingersoll-Rand plc Benefits Design Committee approves design changes to the Plan and the Ingersoll-Rand plc Benefits Investment Committee selects and approves the Plan’s investment options.
Contributions
Effective January 1, 2010, Plan participants may elect to contribute on a pre-tax basis from 1% to 50% (previously from 1% to 10%) of their total compensation including certain bonuses subject to the limits imposed by Section 1165(e)(7)(A) of the Puerto Rican Internal Revenue Code. The participants may also elect to contribute on an after-tax basis from 1% to 10% of their total compensation including bonuses as an additional supplementary contribution. The Company contributes an amount equal to 100% of the employee’s contribution not to exceed 6% of total compensation for a participating employee. Effective January 1, 2010, participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Contributions are subject to various limitations to ensure compliance with the requirements of the Puerto Rican Internal Revenue Code. Participants may change their contribution amounts in accordance with the administrative procedures established by the Committee.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings. Each participant’s account is charged with withdrawals and allocations of (a) Plan losses and (b) applicable administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested participant’s account. The net income of the Plan is credited to the participants’ accounts on a daily basis.
Vesting
Participants are entitled to the benefits that can be provided from their vested account. Participants are immediately vested in their contributions and Company match plus actual earnings thereon, effective January 1, 2006. Company basic contributions made under the Trane Savings Plan and merged into the Plan on December 31, 2009 remain subject to a three year vesting schedule as are company basic contributions made to Trane union employees under the Plan.

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2011 and 2010

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their total eligible account balance. Loans bear interest at a fixed rate which is equal to the prime rate as quoted by Fidelity Management Trust Company (“Fidelity”) on a monthly basis, plus 1%. At December 31, 2011, outstanding loans bore interest rates ranging from 3.25% to 9.5%. Loan terms range from one to five years. Effective January 1, 2010, a loan to acquire a principal residence may be for a term of up to 15 years. The loans are collateralized by the balance in the participant’s account. Principal and interest are paid ratably through payroll deductions.
Expenses of the Plan
Certain expenses associated with the administration of the Plan and the Savings Plan Master Trust are paid for by the Company. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments. Other expenses such as loan fees, withdrawal fees and fees related to investments in the brokerage accounts are paid for by the participant.
Forfeitures
Forfeited contributions are used to reduce future employer matching contributions. At December 31, 2011 and 2010, forfeited non-vested balances were $1,886 and $0, respectively. No forfeited non-vested balances were used to reduce employer contributions during the year ended December 31, 2011. For the year ended December 31, 2010, employer contributions were reduced by $22,726.
Payment of Benefits
The participants may, at their option, make withdrawals from the Plan, subject to certain limitations as to purpose and amount. In the case of an employee’s termination because of death, the entire account balance is paid to the designated beneficiary under the Plan or, if none is designated, then to the decedent’s estate. In case of termination because of any reasons other than death, the participant is entitled to the vested balance.

2	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Valuation of Investments
All of the Plan investments are part of the Savings Plan Master Trust, which provides unified investment management. Fidelity invests Plan assets in various trust investment options at the direction of Plan participants and as required by the Plan. Separate participant accounts are maintained by investment option. These accounts record contributions, withdrawals, transfers, earnings and changes in market value.
Investments in the Savings Plan Master Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Notes 3 and 4 for discussion of fair value measurements of the investments.

Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the security’s unit cost. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2011 and 2010

Certain management fees and expenses charged to the Plan for the investment in the Savings Plan Master Trust are deducted from income earned on a daily basis and are not separately reflected. Consequently, certain management fees and operating expenses are reflected as a reduction of investment returns for such investments.
The statements of changes in net assets include unrealized appreciation and depreciation in accordance with the policy of stating investments at fair value. Appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.
Valuation of Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Payment of Benefits
Benefits to participants are recorded when paid.
Transfer of Assets from Other Plans
Employees may transfer their savings from other plans qualified by the Puerto Rico Treasury Department.
Reclassifications
Certain reclassifications have been made to the prior periods presented in the financial statements to conform to the current year presentation.
New Accounting Pronouncements
In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS)." ASU 2011-04 represents converged guidance between GAAP and IFRS resulting in common requirements for measuring fair value and for disclosing information about fair value measurements. This new guidance will be effective for fiscal years beginning after December 15, 2011 and subsequent interim periods. We are currently assessing the impact on the Plan.

3	Fair Value Measurements
GAAP provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2011 and 2010

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.
Ingersoll-Rand Stock Fund: Valued at the net asset value (‘NAV”) of shares held by the Savings Plan Master Trust at year end. The fund primarily invests in ordinary shares of Ingersoll-Rand plc ("IR-plc"), the ultimate parent company of the companies participating in the Plan. IR-plc is traded on the New York Stock Exchange (“NYSE”) and is valued at its quoted market price at the daily close of the NYSE. A small portion of the fund is invested in short-term money market instruments. Such assets are classified as Level 2.
Mutual funds: The shares of registered investment companies are valued at quoted market prices in an exchange or active market, which represent the NAV of shares held by the Savings Plan Master Trust at year end and are classified as Level 1. Investments in registered investment companies generally may be redeemed daily.
Common collective trusts: These assets are not available in an exchange or active market; however, the fair value is determined based on the NAV of the underlying assets as traded in an exchange or active market. Plan management applied fair value measurement guidance when using NAV as a practical expedient and determined that the level of the Plan’s investment in common collective trusts should be classified within Level 2.
Self-directed brokerage accounts: Investments in the self-directed brokerage accounts are at current value based on published market quotations from individual investments composing the brokerage accounts. The self-directed brokerage account is not offered as an investment option in the Plan. Such assets are classified in the Savings Plan Master Trust as Level 1.
Money market portfolio: Valued at the NAV of the funds in which the Savings Plan Master Trust participates at year end. Such assets are classified as Level 1.
The preceding methods described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4	Investment in Savings Plan Master Trust
The Plan’s investments are in the Savings Plan Master Trust which was established for the investment of assets of the Plan and several other retirement plans sponsored by Ingersoll-Rand companies. The assets of the Savings Plan Master Trust and participant loans are held by Fidelity. Each participating retirement plan has an undivided interest in the Savings Plan Master Trust. Fidelity maintains separate accounting of all contributions, benefit payments and expenses and allocates income earned and received by the Savings Plan Master Trust on the basis of the adjusted value of each plan at each measurement date. At December 31, 2011 and 2010, the Plan had a 0.56% and 0.52% participation, respectively, in the Savings Plan Master Trust.
Summarized Savings Plan Master Trust information follows:

	2011	2010
Investments, at fair value
Money market portfolio	$150,984,577	$141,723,176
Mutual funds	1,120,486,844	1,228,345,429
Common collective trust	827,962,016	833,294,317
Self-directed brokerage accounts	196,368,361	184,713,390
Ingersoll-Rand Stock Fund	656,044,168	1,067,495,072
Net assets available for benefits	$2,951,845,966	$3,455,571,384

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2011 and 2010

Net realized and unrealized (depreciation) appreciation of investments and interest and dividend income for the Savings Plan Master Trust for the year ended December 31 are as follows:

	2011	2010
Investment income:
Net (depreciation) appreciation in fair value of investments
Mutual funds	$(63,544,009)	$123,831,355
Self-directed brokerage accounts	(10,515,637)	20,895,315
Common collective trust	7,486,883	93,642,569
Ingersoll-Rand Stock Fund	(343,851,252)	259,087,378
	(410,424,015)	497,456,617
Interest and dividend income	42,021,998	40,954,758
Total investment (loss) income	$(368,402,017)	$538,411,375

The following table sets forth by level, within the fair value hierarchy, the Savings Plan Master Trust assets as of December 31, 2011 and 2010:
Assets at fair value as of December 31, 2011

	Level 1	Level 2	Level 3	Total
Savings Plan Master Trust
Money market portfolio	$150,984,577	$—	$—	$150,984,577
Mutual funds:
Growth funds	583,602,736	—	—	583,602,736
Bond fund	261,958,201	—	—	261,958,201
International growth funds	170,383,503	—	—	170,383,503
Fixed income fund	71,019,892	—	—	71,019,892
Index funds	27,616,475	—	—	27,616,475
Self-directed brokerage accounts	196,368,361	—	—	196,368,361
Common or collective trusts:
Index funds *	—	116,756,571	—	116,756,571
Bond funds **	—	5,201,100	—	5,201,100
Lifestyle funds ***	—	711,910,382	—	711,910,382
Ingersoll-Rand Stock Fund ****	—	656,044,168	—	656,044,168
Total assets at fair value	$1,461,933,745	$1,489,912,221	$—	$2,951,845,966
*   Represents investment in common collective trust consisting of companies composing the Standard & Poor’s (“S&P”) 500 index. Equity index funds seek to replicate the movements of an index specific market, such as the S&P 500 Index, regardless of market conditions. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.
** Represents investment in an asset mix which will provide a return that approximates the performance of the Barclays Capital U.S. Aggregate Bond Index over the long term. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.
*** Represents investment in an asset mix determined by the level of risk and return for the fund’s particular time frame. Lifestyle funds seek to provide an asset mix based on factors such as the investor’s age, level of risk aversion and the length of time until the principal will be withdrawn. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

****     Represents investment in Ingersoll-Rand plc ordinary shares, along with a minor amount of short-term investments, to provide liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2011 and 2010

Assets at fair value as of December 31, 2010

	Level 1	Level 2	Level 3	Total
Savings Plan Master Trust
Money market portfolio	$141,723,176	$—	$—	$141,723,176
Mutual funds:
Growth funds	506,689,258	—	—	506,689,258
Bond fund	278,762,743	—	—	278,762,743
International growth funds	236,196,087	—	—	236,196,087
Domestic equity fund	86,053,138	—	—	86,053,138
Fixed income fund	55,655,818	—	—	55,655,818
Value equity fund	37,877,101	—	—	37,877,101
Index funds	27,111,284	—	—	27,111,284
Self-directed brokerage accounts	184,713,390	—	—	184,713,390
Common or collective trusts
Index funds *	—	117,362,141	—	117,362,141
Lifestyle funds **	—	715,932,176	—	715,932,176
Ingersoll-Rand Stock Fund ***	—	1,067,495,072	—	1,067,495,072
Total assets at fair value	$1,554,781,995	$1,900,789,389	$—	$3,455,571,384

*
Represents investment in common collective trust consisting of companies composing the Standard & Poor’s (“S&P”) 500 index. Equity index funds seek to replicate the movements of an index specific market, such as the S&P 500 Index, regardless of market conditions. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

**
Represents investment in an asset mix determined by the level of risk and return for the fund’s particular time frame. Lifestyle funds seek to provide an asset mix based on factors such as the investor’s age, level of risk aversion and the length of time until the principal will be withdrawn. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

***
Represents investment in Ingersoll-Rand plc ordinary shares, along with a minor amount of short-term investments, to provide liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

5	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan, ERISA and the Puerto Rico Internal Revenue Code. In the event the Plan terminates, the interest of each participating employee in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

6	Risks and Uncertainties

Through the Savings Plan Master Trust, the Plan provides for various investment options in any combination of common stocks, mutual funds, common collective trusts and short-term investments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with the Plan’s investments, it is reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2011 and 2010

7	Party-In-Interest
Certain Plan investments held in the Savings Plan Master Trust are shares of mutual funds, common/collective trusts and short-term investments managed by Fidelity, the Plan’s recordkeeper and trustee. These transactions qualify as permitted party-in-interest transactions.
Certain Savings Plan Master Trust investments are units of the Ingersoll-Rand Stock Fund which primarily invests in ordinary shares of the IR-plc. These transactions qualify as permitted party-in-interest transactions.

8	Tax Status
The Puerto Rico Treasury Department has determined and informed the Company by a letter, that the Plan and related trust are designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code. The effective date of this letter was October 4, 2011. The plan administrator and the Plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Internal Revenue Code. Therefore, no provision for income taxes has been included in the plan’s financial statements. An application for an updated favorable letter of determination has been submitted to the Puerto Rican Department of the Treasury; however, the Company has not yet received the new letter.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

9	Subsequent Events
The Company has evaluated subsequent events since the date of these financial statements. The Company has determined there were no material subsequent events which require adjustment to or additional disclosure in the Plan's financial statements.

December 31, 2011	Schedule I

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2011

Plan Sponsor: Employer Identification: Plan Number:	Thermo King de Puerto Rico Inc. 25-1202929 077

(a)	Identity of issue, borrower lessor, or similar party (b)	Description of investment, including maturity date, rate of interest, collateral par, or maturity value (c)	Cost (d)	Current Value (e)
*	Plan’s interest in Savings Plan Master Trust	Master Trust, 0.56% participation	**	$16,529,946

***	Participant loans	Due 01/01/12 - 01/23/17 3.25% - 9.5%	**	956,305

	TOTAL ASSETS (Held at End of Year)			$17,486,251

*	Includes assets which represent permitted party-in-interest transactions to the Plan.

**	Cost information is not required for participant directed investments and is therefore omitted.

***	The accompanying financial statements classify participant loans as notes receivable from participants.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
INGERSOLL-RAND RETIREMENT SAVINGS PLAN FOR PARTICIPATING AFFILIATES IN PUERTO RICO

Date: June 26, 2012	By:	/s/ Sheila Savageau
	Name:	Sheila Savageau
	Title:	Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Cherry, Bekaert & Holland, L.L.P.